

Mail Stop 3030

May 24, 2010

Via Facsimile and U.S. Mail

Chad F. Phipps
General Counsel and Secretary
Zimmer Holdings, Inc.
345 East Main Street
Warsaw, Indiana 46580

> **Re: Zimmer Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-16407**

Dear Mr. Phipps:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In connection with our review of your Part III information, we note your references to "diversity" at the bottom of page 7 and the top of page 8 of your proxy statement as a factor in considering candidates for the board. In your future proxy statements, as applicable, please describe how this policy of diversity is implemented, as well as how the corporate governance committee assesses the effectiveness of its policy. See Item 407(c)(2)(vi) of Regulation S-K.

2.   In connection with our review of your Part III information, it does not appear that you included any disclosure in your proxy statement in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that such disclosure was not necessary and describe the process you undertook to reach that conclusion.

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3635 if you have any questions.

Sincerely,

Tim Buchmiller
Senior Attorney